Mail Stop 6010
Via Facsimile and U.S. Mail

January 18, 2008

Mr. Jean-Pierre Sommadossi
Chairman and Chief Executive Officer
Idenix Pharmaceuticals, Inc.
60 Hampshire Street
Cambridge, Massachusetts 02139

     Re: **Idenix Pharmaceuticals, Inc.**
            Form 10-K for fiscal year ended December 31, 2006
            File No. 000-49839

Dear Mr. Sommadossi:

     We have completed our review of your Form 10-K and have no further comments at this time.

     Sincerely,

     Carlton E. Tartar
     Branch Chief